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                                                     Filed pursuant to
                                                     Rule 424(b)(3)
                                                     (SEC File No. 333-18235)

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS SUPPLEMENT AND
PROSPECTUS DATED JULY 24, 1998)


                          CENTERPOINT PROPERTIES TRUST


     The Board of Trustees of the CenterPoint Properties Trust (the "Company") on July 31, 1998 adopted a Preferred Share Purchase Rights Agreement and declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's common shares of beneficial interest, par value $.001 per share (the "Common Shares").

     The Company's Preferred Share Purchase Rights Agreement (the "Rights Agreement") with First Chicago Trust Company of New York (the "Rights Agent") grants to registered holders of Common Shares and Class B common shares of beneficial interest, par value $.001 per share (the "Class B Common Shares"; the term "Common Shares" generally includes Class B Common Shares), one preferred share purchase right (a "Right") for each outstanding Common Share.
 Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Rights Preferred Share at a price of $120 per one one-thousandth of a Rights Preferred Share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (i) the tenth day after the date it is publicly announced that a person or group other than certain exempt persons (an "Acquiring Person"), together with persons affiliated or associated with such Acquiring Person (other than those that are exempt persons), has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (a "Triggering Event") and (ii) the tenth business day after the commencement or public disclosure of an intention to commence a tender offer or exchange offer (other than a "permitted offer" as described below) by a person other than an exempt person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Common Share certificates and not by separate certificates.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and the surrender for transfer of any certificate for Common Shares will also constitute the transfer of the Rights associated with such Common Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

     The Rights will first become exercisable after the Distribution Date (unless sooner redeemed or exchanged). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
The Rights will expire at the close of business on July 30, 2008 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

     In the event that a person becomes an Acquiring Person, each Right (other than Rights that are or were beneficially owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable not for Rights Preferred Shares, but for a number of Common Shares (or, in certain cases, common equivalent shares) having a market value of two times the exercise price of the Right. In the event that, at or after the time a person becomes an Acquiring Person, the Company is involved in a merger or other business combination in which
(i) the Company is not the surviving corporation, (ii) Common Shares are changed or exchanged, or (iii) 50% or more of the Company's consolidated assets or earning power are sold, then each Right (other than Rights that are or were owned by the Acquiring Person and certain related persons or transferees, which will thereafter be void) shall thereafter be exercisable for the number of shares of common stock of the acquiring company which at the time of such transaction have a market value of two times the exercise price of the Right.

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     In addition, at any time after a person becomes an Acquiring Person and before a person has acquired beneficial ownership of 50% or more of the outstanding Common Shares, the Company may elect to exchange all or part of the Rights (excluding void Rights held by an Acquiring Person and certain related persons and transferees) for Common Shares (or, in certain cases, common equivalent shares) on a one-for-one basis. The Company also has the ability, following any person becoming an Acquiring Person, to permit a cashless exercise of the Rights by reducing both the Purchase Price and the number of Common Shares (or common equivalent shares) deliverable upon exercise of the Rights.

     The Purchase Price payable, and the number and kind of securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, the Common Shares, (ii) upon the grant to holders of the Common Shares of rights, options or warrants to subscribe for Common Shares or securities convertible into Common Shares at less than the current market price, (iii) upon the distribution to holders of the Common Shares of securities, cash, evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings), and (iv) in connection with recapitalizations of the Company or reclassifications of the Common Shares.

     No fractional Rights Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Rights Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Rights Preferred Shares on the last trading date prior to the date of exercise.

     At any time prior to the earlier of (i) the occurrence of a Triggering Event and (ii) the Expiration Date, the Board of Trustees of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The Redemption Price will be payable in cash, Common Shares (including fractional shares) or any other form of consideration deemed appropriate by the Board of Trustees. Immediately upon action of the Board of Trustees ordering redemption of the Rights, the ability of holders to exercise the Rights will terminate and the only rights of such holders will be to receive the Redemption Price.

     At any time prior to the occurrence of a Triggering Event, the Board of Trustees of the Company may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights. Thereafter, the Board of Trustees of the Company may not change the Rights Agreement in any manner which would adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof).

     The Rights Preferred Shares purchasable upon the exercise of the Rights will not be redeemable. Each Rights Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $25 per share and 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Rights Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $100 per share and 1,000 times the payment made per Common Share. Each Rights Preferred Share will have 1,000 votes per share, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Rights Preferred Share will be entitled to receive 1,000 times the amount received per Common Share.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Trustees, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Trustees prior to the occurrence of a Triggering Event, because until such time the Rights may generally be redeemed by the Company at $.01 per Right.

Dated August 21, 1998


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